                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)*


                          Arc Wireless Solutions, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    03878K108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                 August 3, 2000
-------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [ ] Rule 13d-1(b)
 [X] Rule 13d-1(c)
 [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 1 of 6 Pages)

CUSIP NO. 03878K108                   13G                      Page 2 of 6 Pages


    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) HUDSON RIVER INVESTMENTS, INC.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) []
                                                            (b) []
            N/A

    3      SEC USE ONLY

    4.     CITIZENSHIP OR PLACE OF ORGANIZATION
           BRITISH VIRGIN ISLANDS

          NUMBER OF       5.       SOLE VOTING POWER
            SHARES                   15,851,558
         BENEFICIALLY     6.       SHARED VOTING POWER
           OWNED BY                       0
          REPORTING       7.       SOLE DISPOSITIVE POWER
            PERSON                   15,851,558
             WITH         8.       SHARED DISPOSITIVE POWER
                                          0
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               15,851,558 - SEE ITEM 4
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               N/A                                                    []
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               10.94% (BASED ON 144,849,280 SHARES OF COMMON OUTSTANDING
               AS OF NOVEMBER 8, 2000, PURSUANT TO THE 10Q OF THE COMPANY,
               DATED NOVEMBER 14, 2000
    12      TYPE OF REPORTING PERSON (See Instructions)                CO

ITEM 1.        NAME AND ADDRESS OF THE ISSUER

        (A)    NAME OF THE ISSUER:

               Arc Wireless Systems, Inc., formerly know as Antennas America, Inc., a Utah corporation (the "Company").

        (B)    THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

               4860 Robb Street 101
               Wheat Ridge, Colorado  80833

ITEM 2.        IDENTITY AND BACKGROUND

                       (a) This statement is being filed on behalf of Oliver Dunant, President of Hudson River Investments, Inc. ("Hudson")

                       (b)    c/o Mossack Fonseca Co. (BVI), Ltd.
                              Skelton Building, Main Street
                              POB 3136 Road Town, Tortola, British Virgin
                              Islands

                       (c)    British Virgin Islands

                       (d)    Common Stock

                       (e)    CUSIP No.:  03878K108

ITEM 3.        BASIS FOR FILING STATEMENT.

        (a)    []      Broker or dealer registered under Section 15 of the
                       Exchange Act.
        (b)    []      Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)    []      Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.
        (d)    []      Investment company as registered under Section 8 of the
                       Investment Company Act.
        (e)    []      An investment adviser in accordance with Rule 13d-1(b)(1)
                       (ii)(E).
        (f)    []      An employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(F).
        (g)    []      A parent holding company or control person in accordance
                       with Rule 13d-1(b)(1)(ii)(F).
        (h)    []      A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

        (i)    []      A church plan that is excluded from the definition of
                       an investment company under Section 3(c)(14) of the
                       Investment Company Act.
        (j)    []      Group, in accordance with Rule 13d-1(b)(1)(J).


ITEM 4.        OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:    15,851,558*
                                            -----------
        (b)    Percent of class:    10.94%
                                    -------
        (c)    Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote:   15,851,558
                                                                    ----------
                 (ii)   Shared power to vote or to direct the vote:    0
                                                                    ------
                 (iii)  Sole power to dispose or to direct the disposition
                        of   15,851,558
                             ----------
                 (iv)   Shared power to dispose or to direct the disposition
                        of   0
                           ------


-----------------------------
       *On August 3, 2000, the Company accepted Hudson's subscription agreements to acquire 4,700,000 shares of common stock of the Company and warrants to acquire 4,700,000 shares of the Company's common stock. Prior thereto Hudson owned 6,451,558 shares of the Company's common stock having sold 209,400 shares of common stock since July 18, 2000 (the last sale reflected in Hudson's amended Schedule 13D filed on July 24, 2000). The Schedule 13D incorrectly reflected a sale of 23,591 shares of common stock. The sales were as follows:


                        Amount of
           Date of    Common Stock  Price per  Type of
Investor Transaction    of Issuer   Share ($)   Trade      Broker
-------- -----------  ------------  --------- -------- ---------------------
Hudson     7/31/00      59,400      1.0608     Sale    Westminster Securities

           9/01/00     150,000      0.83       Sale    Bank of America
                                                       Securities

Accordingly, Hudson, as of today's date, owned beneficially 15,851,558 shares of the Company's common stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2001
                                         HUDSON RIVER INVESTMENTS, INC.

                                         By: /s/ Oliver Dunant
                                             ---------------------------------
                                                 Oliver Dunant, President